NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

Monday, November 21, 2005

Contact:

Investor Relations

(No.2005-11-09)

Phone (604) 684-2181

info@varshneycapital.com

PRIVATE PLACEMENT

Vancouver, British Columbia – November 21, 2005 – Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA) (the “Company”) is pleased to announce a non-brokered private placement of up to 5,000,000 flow-through and non-flow-through units at a price of $0.33 per unit for gross proceeds of up to $1,650,000. Each unit will consist of one common share and one-half share purchase warrant of the Company.  Each whole share purchase warrant will entitle the holder, on exercise, to purchase one additional common share of the Company at a price of $0.50 per share at any time until the close of business on the day which is one year from the date of issue of the warrant.

A finder’s fee of 7% will be paid on a portion of the private placement.

ON BEHALF OF THE BOARD OF DIRECTORS

“Hari B. Varshney”

Hari B. Varshney

President

Suite #1304 – 925 West Georgia Street, Vancouver, B.C. V6C 3L2

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@varshneycapital.com